Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 136 to the Registration Statement on Form N-1A of DWS Global Equity Fund (formerly DWS Diversified International Equity Fund), DWS Emerging Markets Equity Fund, DWS Latin America Equity Fund, and DWS World Dividend Fund (each, a “Fund,” and collectively, the “Funds”), each a series of DWS International Fund, Inc. (the “Corporation”) (Reg. Nos. 002-14400 / 811-00642)

Dear Ms. Gordan,

This letter is being submitted on behalf of the Funds in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on January 15, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on December 3, 2013.

The Staff’s comments are restated below followed by the Funds’ responses.

Prospectus – General Comments

1.      Expense Waiver/Reimbursement Arrangements

a.
Comment: Please confirm that any contractual expense waiver/reimbursement arrangements reflected in a Fund’s fee table will extend for at least one year from the effective date of the Fund’s Prospectus.

Response: Each affected Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

2.    Main Risks

a.
Comment: In the “Main Risks” sections of the Funds’ Prospectus, consider making the second paragraph of the “Credit Risk” section describing the risks of junk bonds a stand-alone risk section entitled “Junk Bond Risk.”

Response: We do not believe it is necessary to have a separate junk bond risk section in the Funds’ Prospectus.  As a separate paragraph within the Funds’ “Credit Risk” section, we believe that junk bond risk is clearly delineated and receives adequate prominence.  We also note that a separate, detailed discussion of the risks associated with junk bonds appears in the “High Yield Fixed Income Securities – Junk Bonds” section in Part II of the Funds’ Statement of Additional Information.

b.
Comment:  In the “Main Risk” sections in the “Fund Details” part of the Funds’ Prospectus, the “Foreign Investment Risk” section appears to contain redundant disclosures regarding the liquidity of foreign markets.  Please consider modifying this section to eliminate these apparent redundancies.

Response:  We respectfully decline to modify this section as suggested.  We do not believe the disclosure relating to foreign market liquidity that appears after the initial sentence on this topic is redundant, but rather serves to amplify the initial disclosure.

3.      Portfolio Management

a.
Comment: In disclosure regarding portfolio managers of the Funds, the phrase “joined the fund” is used.  Please consider revising the language to clarify that the portfolio manager has joined the fund as a portfolio manager (and not in some other capacity) in the relevant year.

Response: The relevant disclosure has been revised to clarify that the year represents when the applicable portfolio manager “began managing” the Fund.

4.    Policies About Transactions

a.
Comment:  The “Policies About Transactions” section of the Funds’ Prospectus relating to shareholder redemptions discloses that “… when you are selling shares you bought recently by check or ACH (the funds will be placed under a 10 calendar day hold to ensure good funds) ….” Please explain this policy supplementally.

Response:  Purchases by check or ACH are placed under a 10 calendar day hold to ensure both types of transactions clear their originating bank before a redemption of the same funds is processed.  This policy is intended to prevent fraudulent attempts at purchasing shares with a bogus check or ACH and then collecting good redemption proceeds before the bogus check bounces or the bank rescinds the ACH.

DWS Global Equity Fund – Prospectus Comments

1.      Principal Investment Strategy

a.
Comment: With respect to the Fund’s 80% investment policy, please include disclosure indicating that the term “assets” means “net assets, plus the amount of any borrowings for investment purposes,” as set forth in Rule 35d-1 under the Investment Company Act of 1940.

Response: The Fund has added clarifying disclosure to its Prospectus indicating that the term “assets” for purposes of the Fund’s 80% investment policy means the Fund’s “net assets, plus the amount of any borrowings for investment purposes.”

b.
Comment: Please include in the “Principal Investment Strategy” section of the Fund’s Prospectus the Fund’s non-fundamental policy regarding investment exposure to at least three countries and exposure to foreign investments equal to at least 40% of the Fund’s net assets, which policy is recited in Part I of the Fund’s Statement of Additional Information.

Response: The above-mentioned policy has been included in the Fund’s Statutory Prospectus.

c.
Comment: For purposes of the Fund’s investment policy that it “may also invest a portion of its assets (typically not more than 35% of its net assets) in securities of companies located in emerging markets, such as those of many countries in Latin America, the Middle East, Eastern Europe, Asia and Africa,” please clarify supplementally what the Fund considers to be an “emerging market.”

Response: For purposes of this policy, the Fund generally considers emerging markets to be those countries listed in the MSCI Emerging Markets Index or in the Standard & Poor's Emerging Markets Database as well as those countries listed as a low or middle income by the World Bank.

d.
Comment: Please consider clarifying in the management process description contained in the Fund’s Prospectus what is meant by “risk-balanced bottom-up selection process” since the term “risk-balanced” may suggest low risk.

Response: The term “risk-balanced” has been deleted from the management process description.

Statement of Additional Information – General Comments

1.      Appendix II-G – Investment Practices and Techniques

a.
Comment: In the section entitled “Investment Companies and Other Pooled Investment Vehicles” in Part II of the Funds’ Statement of Additional Information, please clarify that a “hedge fund” is a “private fund.”

Response: The disclosure has been appropriately modified.

b.
Comment: Please consider modifying the third paragraph of the “Asset Segregation” section in Part II of the Funds’ Statement of Additional Information to clarify the treatment of interpretations and guidance provided by SEC staff.

Response: The Funds have reviewed the above-referenced paragraph and believe it is clear as currently drafted.  Nonetheless, we have made a minor modification to the paragraph in the interest of improving its clarity.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall
James M. Wall
Director & Senior Counsel

cc.        Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray